Exhibit 16.1

[KPMG Logo Appears Here]

March 5, 2009

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Webster Financial Corporation (the “Company”) and, under the date of February 27, 2009, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008. On March 3, 2009, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 6, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company’s statements in the first or fifth paragraphs of its Form 8-K, except for the statement that KPMG LLP was notified of its dismissal on March 3, 2009.

Very truly yours,

/s/ KPMG LLP